CTDC Announces Appointment of Chief Financial Officer

HONG KONG – September 4, 2009 — China Technology Development Group Corporation (Nasdaq: CTDC; “CTDC” or “the Company”), a provider of solar energy products and solutions in China, today announced the board has appointed Mr. Frederick Tang, who has been working with the Company as Vice President, as the Company’s new Chief Financial Officer to replace Mr. Gary Leung who resigned for his personal reason, effective from September 1, 2009, in accordance with the recommendation from the Company’s Nominating Committee.

Prior to joining CTDC, Mr. Tang acted as Finance Director and Company Secretary in several reputable international corporations in Hong Kong, Shanghai and Southeast Asian countries, including ecSolutions Corporation (Shanghai) Ltd, Beauty Spark Engineering Limited. In addition, he had worked at Deloitte Touche Tohmatsu (HK) for over 8 years, with extensive experience in auditing, taxation and training. Mr. Tang is a fellow member of Association of Chartered Certified Accountants (“FCCA”) and an associate of Hong Kong Institute of Certified Public Accountants (“CPA”). He received a Bachelors degree in Accounting and Finance from Brighton University, and a Masters degree in Financial Management from University of London.

Mr. Tang, who brings to CTDC more than eighteen years of experience in corporate finance, merger and acquisition, fund raising and investor relations, will report directly to Mr. Alan Li, Chairman and CEO of the Company, and will be responsible for the overall financial management.

Mr. Alan Li commented that: “We are delighted to have Mr. Tang to take up this vital role in our management team. Moving into a new step at a turning point of PV industry in China, we are convinced that Mr. Tang’s extensive financial management experience will help the Company to enter our next phrase of growth.”

“I am pleased to join the Company.” said Mr. Tang. “I look forward to working closely with the management team and devote my professional experience to assist CTDC in achieving its goals. I am confident that the Company will realize its mission of building a greener world by bringing clean and affordable energy to every family in China.”

About CTDC:
CTDC is a provider of solar energy products and solutions in China. CTDC’s major shareholders include China Merchants Group (http://www.cmhk.com), one of the biggest state-owned conglomerates in China, and Beijing Holdings Limited, the largest integrated conglomerate established by Beijing Municipal Government outside mainland China.

For more information, please visit our website at http://www.chinactdc.com.

Forward-Looking Statement Disclosure:
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2008 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Enquiry:
Company Contact
Selina Xing
PR/IR Department
Tel: +852 3112 8461 / +86 755 2669 8709
Email: ir@chinactdc.com